SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

Amendment No. 3*

YRC WORLDWIDE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

984249607

(CUSIP number)

Jennifer M. Pulick

Chief Compliance Officer

Cyrus Capital Partners, L.P.

399 Park Avenue, 39th Floor

New York, New York 10022

(212) 380-5821

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on the following pages)

(Page 1 of 7 Pages)

CUSIP No. 984249607	Schedule 13D/A	Page 2 of 7 pages

1.	NAMES OF REPORTING PERSONS FBC Holdings, S.a.r.l. (“FBC”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,082,414
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,082,414
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,082,414
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.7%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 984249607	Schedule 13D/A	Page 3 of 7 pages

1.	NAMES OF REPORTING PERSONS Cyrus Capital Partners, L.P. (“Cyrus”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,198,509
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,198,509
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,198,509
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.0%
14.	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 984249607	Schedule 13D/A	Page 4 of 7 pages

1.	NAMES OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C. (“Cyrus GP”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,198,509
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,198,509
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,198,509
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.0%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 984249607	Schedule 13D/A	Page 5 of 7 pages

1.	NAMES OF REPORTING PERSONS Stephen C. Freidheim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,198,509
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,198,509
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,198,509
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 984249607	Schedule 13D/A	Page 6 of 7 pages

This Amendment No. 3 amends the Schedule 13D originally filed by Cyrus Capital Partners, L.P., a Delaware limited partnership (“Cyrus”), FBC Holdings, S.a.r.l., a Luxembourg limited liability company (“FBC”), Cyrus Capital Partners GP, L.L.C., a Delaware limited liability company (“Cyrus GP”), and Mr. Stephen C. Freidheim (each of Cyrus, FBC, Cyrus GP and Mr. Freidheim, collectively, the “Reporting Persons”) with the United States Securities and Exchange Commission on September 26, 2011, as subsequently amended by Amendment No. 1 on May 29, 2013, as subsequently amended by Amendment No. 2 on October 18, 2013 (collectively, the “Original Schedule 13D”) relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of YRC Worldwide, Inc., a Delaware corporation (the “Issuer”), owned by FBC and other funds that Cyrus, Cyrus GP and Mr. Freidheim control (the “Cyrus Funds”).

ITEM 5.	Interest in Securities of the Issuer.

Item 5(a), (b) and 5(e) of the Original Schedule 13D is hereby amended and restated to read as follows:

(a) – (b) The Issuer reported on its Definitive Proxy Statement filed on February 14, 2014 that it had issued and outstanding a total of 28,553,995 shares of Common Stock as of February 4, 2014.

(i) As of the date hereof, FBC beneficially owns 1,082,414 shares of Common Stock, which are issuable upon the conversion of the $10,230,185 of Series A Notes and the $14,485,331 of 10% Series B Convertible Senior Secured Notes due 2015 (the “Series B Notes”), reflected on an as-converted basis. The above number of shares of Common Stock issuable upon conversion of the Series B Notes includes the shares of Common Stock issuable as a “make-whole” premium, which is equal to the sum of undiscounted interest that would have been paid in kind on the principal amount of the Series B Notes converted from the last date interest was paid immediately prior to such conversion through and including the maturity of the note as though such Series B Notes had remained outstanding until maturity (the “Make-Whole Shares”). FBC has the sole power to vote and sole power to dispose of the above 1,082,414 shares of Common Stock, which in the aggregate constitutes approximately 3.7% of the Issuer’s outstanding shares of Common Stock.

(ii) As of the date hereof, Cyrus beneficially owns 1,198,509 shares of Common Stock held by the Cyrus Funds, which are issuable upon the conversion of the $12,385,274 of Series A Notes and the $15,462,407 of Series B Notes reflected on an as-converted basis. The above number of shares of Common Stock issuable upon conversion of the Series B Notes includes the Make-Whole Shares. Cyrus has the shared power to vote and shared power to dispose of 1,198,509 shares of Common Stock, which in the aggregate constitutes approximately 4.0% of the Issuer’s outstanding shares of Common Stock.

(iii) As of the date hereof, Cyrus GP beneficially owns 1,198,509 shares of Common Stock held by the Cyrus Funds, which are issuable upon the conversion of the $12,385,274 of Series A Notes and the $15,462,407 of Series B Notes reflected on an as-converted basis. The above number of shares of Common Stock issuable upon conversion of the Series B Notes includes the Make-Whole Shares. Cyrus GP has the shared power to vote and shared power to dispose of 1,198,509 shares of Common Stock, which in the aggregate constitutes approximately 4.0% of the Issuer’s outstanding shares of Common Stock.

(iv) As of the date hereof, Mr. Freidheim, the managing member of Cyrus GP, beneficially owns 1,198,509 shares of Common Stock held by the Cyrus Funds, which are issuable upon the conversion of the $12,385,274 of Series A Notes and the $15,462,407 of Series B Notes, reflected on an as-converted basis. The above number of shares of Common Stock issuable upon conversion of the Series B Notes includes the Make-Whole Shares. Mr. Freidheim has the shared power to vote and shared power to dispose of 1,198,509 shares of Common Stock, which in the aggregate constitutes approximately 4.0% of the Issuer’s outstanding shares of Common Stock. Mr. Freidheim disclaims beneficial ownership of the securities of the Issuer held by the Cyrus Funds, except to the extent of his pecuniary interest in the Cyrus Funds, if any.

(c) There have been no transactions in the Issuer’s Common Stock during the past sixty (60) days by the Reporting Persons.

(e) As of January 31, 2014, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock.

The information set forth in Items 4 and 6 of this Schedule 13D is hereby incorporated herein by reference.

CUSIP No. 984249607	Schedule 13D/A	Page 7 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 20th day of February, 2014.

FBC HOLDINGS, S.a.r.l
By:	Cyrus Capital Partners, L.P., as Manager
By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CYRUS CAPITAL PARTNERS, L.P.
By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

/s/ Stephen C. Freidheim
Stephen C. Freidheim, an individual